Jardines

07023868

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Group Secretariat

17th May 2007

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited

I enclose for your attention a notification dated 17th May 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

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Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Director Declaration
Released	10:45 17-May-07
Number	7700W

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

In compliance with LR 9.6.14R of the listing rules of the Financial Services Authority, we advise that Simon Keswick, Director of the Company, has stepped down as a director of JPMorgan Fleming Mercantile Investment Trust plc (formerly The Fleming Mercantile Investment Trust plc), a publicly quoted company, with effect from 16th May 2007.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

17th May 2007

www.jardines.com

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